Qnetic Corporation, Qnetic Holdings PTE. Ltd, and Shanghai Qnetic Technology Co., Ltd (the "Company") Delaware, Singapore, and Shanghai Corporations

Combined Financial Statements (unaudited) and
Independent Accountant's Review Report

Periods Ended December 31, 2021 & September 30, 2022

Mongio & Associates CPAs LLC
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Qnetic Corporation, Qnetic Holdings PTE. Ltd, and Shanghai Qnetic Technology Co., Ltd

We have reviewed the accompanying combined financial statements of the companies which comprise the statements of financial position as of December 31, 2021 & September 30, 2022, and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 21, 2022
Vincenzo Mongio

Statement of Financial Position

	As of September 30, 2022	As of December 31, 2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	26,194	7,056
Total Current Assets	26,194	7,056
Non-current Assets		
Refundable Deposits	7,926	-
Prepaid Expense	2,334	-
Total Non-Current Assets	10,260	-
TOTAL ASSETS	36,454	7,056
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Liabilities	1,757	-
Total Current Liabilities	1,757	-
Non-current Liabilities		
Notes Payable - Related Parties	78,815	10,414
Total Non-Current Liabilities	78,815	10,414
TOTAL LIABILITIES	80,572	10,414
EQUITY		
Accumulated Deficit	(44,118)	(3,358)
Total Equity	(44,118)	(3,358)
TOTAL LIABILITIES AND EQUITY	36,454	7,056

Statement of Operations

	Short Period Ending September 30, 2022	Short Period Ending December 31, 2021
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	54,209	3,358
Research and Development	7,605	-
Total Operating Expenses	61,813	3,358
Operating Income (loss)	(61,813)	(3,358)
Other Income		
Consulting Income	21,026	-
Interest Income	27	-
Total Other Income	21,053	-
Provision for Income Tax	-	-
Net Income (loss)	(40,760)	(3,358)

Statement of Cash Flows

	Short Period Ending September 30, 2022	Short Period Ending December 31, 2021
OPERATING ACTIVITIES		
Net Income (Loss)	(40,760)	(3,358)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prepaid Expenses	(2,334)	-
Refundable Deposits	(7,926)	-
Other Liabilities	1,757	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(8,502)	-
Net Cash provided by (used in) Operating Activities	(49,263)	(3,358)
FINANCING ACTIVITIES		
Notes Payable - Related Parties	68,401	10,414
Net Cash provided by (used in) Financing Activities	68,401	10,414
Cash at the beginning of period	7,056	-
Net Cash increase (decrease) for period	19,138	7,056
Cash at end of period	26,194	7,056

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 8/25/2021 (Inception)	-	-	-	-	-
Net Income (Loss)	-	-	-	(3,358)	(3,358)
Ending Balance 12/31/2021	-	-	-	(3,358)	(3,358)
Net Income (Loss)	-	-	-	(40,760)	(40,760)
Ending Balance 09/30/2022	-	-	-	(44,119)	(44,119)

Qnetic Corporation, Qnetic Holdings PTE. Ltd, and Shanghai Qnetic Technology Co., Ltd
Notes to the Unaudited Financial Statements
September 30th, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Qnetic Corporation was formed in Delaware on September 20th, 2022. Qnetic Holdings PTE. Ltd, was formed in Singapore on May 27th, 2022. Shanghai Qnetic Technology Co., Ltd was formed in Shanghai on September 28th, 2021. All three companies will be referred to collectively as (“the Company”), unless specifically referenced in the notes below. The Company plans to earn revenue manufacturing, selling, and maintaining Flywheel Energy Storage Systems (FESS), to address the gap in energy storage systems required to enable the transition to renewable energies. The Company's customers will be global.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 and 2023 to raise capital to build a lab scale prototype.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These combined financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. Although no direct parent/subsidiary relationship existed for the purposes of consolidation via the voting model (however, see Note 7), these entities operate as a single economic unit. As such, combined financial statements are presented.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Management has determined that any foreign currency translation adjustments would be negligible and thus not recognized on these financials.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Consulting Income

Shanghai Qnetic Technology Co., Ltd (The Shanghai Entity) recognized revenue from consulting services of $21,026 in 2022 as of September 30th, 2022. The Company does not intend to generate revenue in the future from consulting services as the services were only provided early in 2022 to obtain funding for operations.

Net Income/Loss

The Company recognized a net loss of $40,760 and $3,358 in 2021 and 2020, respectively. The net loss in 2021 was a result of a net loss in Shanghai Qnetic Technology Co., Ltd (The Shanghai Entity) of $23,772 and a net loss in Qnetic Holdings PTE. Ltd (The Singapore Entity) of $16,988. The entire $3,358 net loss recognized in 2020 was generated from Shanghai Qnetic Technology Co., Ltd.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have equity-based compensation as of September 30th, 2022.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Shanghai, and Singapore. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has been loaned various amounts from the CEO and CTO of the Company. The loans do not accrue interest and have maturity dates in 2024 and 2025. The total balance of loaned amounts was $78,815 as of September 30th, 2022. This includes $32,622 from Qnetic Holdings PTE. Ltd (The Singapore Entity) and $46,193 from Shanghai Qnetic Technology Co., Ltd (The Shanghai Entity).

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3 – Related Party Transactions for details of loans from the CEO and CTO of the Company.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	$10,414
2025	$68,401
2026	-
Thereafter	-

NOTE 6 – EQUITY

Qnetic Corporation (The US Entity) has authorized 10,000,000 common shares with a par value of $0.0001 per share. There were no shares issued and outstanding as of September 30th, 2022. See Note 7 – Subsequent Events for details of Company's planned equity structure after September 30th, 2022, in which the Qnetic Corporation intends to acquire ownership of the Singapore and Shanghai entities.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 21, 2022, the date these financial statements were available to be issued.

Qnetic Corporation (The US Entity) is in the process of acquiring its Singapore entity in a Share Swap.

As of December 1st, 2022, Qnetic Holdings PTE. Ltd (The Singapore Entity) acquired 100% ownership interest in Shanghai Qnetic Technology Co., Ltd (The Shanghai Entity).

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company realized losses since inception, incurred negative cash flows from operations, and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.